UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

McDonald’s Corporation 401(k) Plan

(formerly known as McDonald’s 401k Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

McDonald’s Corporation

110 North Carpenter Street

Chicago, Illinois 60607

McDONALD’S 401K PLAN

FINANCIAL STATEMENTS

December 31, 2019 and 2018

1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and 401k Plan Administrative Committee of the McDonald’s 401k Plan

Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the McDonald’s 401k Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the McDonald’s 401k Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2007.

Oak Brook, Illinois

June 11, 2020

2.

McDONALD’S 401K PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019

(Amounts in thousands)

	Participant-	ESOP
	Directed	Allocated	Total
	Investments	Account	2019
ASSETS
Investments, at fair value
Cash	$602	$—	$602
US Treasury securities	27,511	—	27,511
Option Contracts	(592)	—	(592)
ETF	89,284	—	89,284
McDonald’s Corporation common stock	1,133,851	424,968	1,558,819
Collective funds	1,494,991	10,324	1,505,315

Total investments, at fair value	2,745,647	435,292	3,180,939

Investments, at contract value	385,527	—	385,527

Total investments	3,131,174	435,292	3,566,466

Receivables
Participant contributions	4	—	4
Company contributions	1,499	—	1,499
Accrued income	94	12	106
Pending trades due from brokers	15,190	—	15,190
Other receivables	1	—	1
Participant loans	20,987	—	20,987

Total receivables	37,775	12	37,787

Total assets	3,168,949	435,304	3,604,253

LIABILITIES
Management expenses payable	427	2	429
Other liabilities	270	—	270

Total liabilities	697	2	699

NET ASSETS AVAILABLE FOR BENEFITS	$3,168,252	$435,302	$3,603,554

See accompanying notes to financial statements.

3.

McDONALD’S 401K PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018

(Amounts in thousands)

	Participant-	ESOP
	Directed	Allocated	Total
	Investments	Account	2018
ASSETS
Investments, at fair value
Cash	$537	$—	$537
US Treasury securities	27,431	—	27,431
Option Contracts	(1,124)	—	(1,124)
ETF	80,781	—	80,781
McDonald’s Corporation common stock	1,073,256	413,393	1,486,649
Collective funds	1,297,143	6,193	1,303,336

Total investments, at fair value	2,478,024	419,586	2,897,610

Investments, at contract value	409,685	—	409,685

Total investments	2,887,709	419,586	3,307,295

Receivables
Participant contributions	164	—	164
Company contributions	1,805	—	1,805
Accrued income	210	12	222
Other receivables	146	—	146
Interfund receivables	36	(36)	—
Participant loans	22,002	—	22,002

Total receivables	24,363	(24)	24,339

Total assets	2,912,072	419,562	3,331,634

LIABILITIES
Management expenses payable	838	2	840
Other liabilities	2,983	32	3,015

Total liabilities	3,821	34	3,855

NET ASSETS AVAILABLE FOR BENEFITS	$2,908,251	$419,528	$3,327,779

See accompanying notes to financial statements.

4.

McDONALD’S 401K PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2019

(Amounts in thousands)

	Participant-	ESOP
	Directed	Allocated	Total
	Investments	Account	2019
Additions to net assets attributed to:
Net appreciation in fair value of investments	$408,682	$46,651	$455,333
Interest income	10,824	162	10,986
Dividends	30,016	10,571	40,587

Net investment income	449,522	57,384	506,906

Contributions
Company	28,851	—	28,851
Participant	46,489	—	46,489
Rollovers	3,582	—	3,582

Total contributions	78,922	—	78,922

Interfund transfers-in	10,059	3	10,062
Participant loan interest income	1,099	—	1,099
Restate adjustments & unclaims/reclaims	1	—	1
Other	(46)	3	(43)

Total net additions	539,557	57,390	596,947

Deductions from net assets attributed to:
Benefits paid to terminated participants and withdrawals	276,772	31,464	308,236
Management and administrative expenses	2,567	90	2,657
Interfund transfers-out	—	10,062	10,062
Company matching with profit sharing forfeitures	217	—	217
Total deductions	279,556	41,616	321,172

Net Increase (decrease)	260,001	15,774	275,775
Net assets available for benefits
Beginning of year	2,908,251	419,528	3,327,779

End of year	$3,168,252	$435,302	$3,603,554

See accompanying notes to financial statements.

5.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald’s 401k Plan (the “Plan”) is administered by a committee of officers (the Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation (the Company or McDonald’s). Fiduciary Counselors oversees the McDonald’s Common Stock Fund and the McDonald’s ESOP Stock Fund under the Plan. Participants should refer to the Summary Plan Description and Prospectus for a complete description and up-to-date information. The Plan was amended in April 2019 to indicate the Administrative Committee is appointed by the Chief People Officer.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. For purposes of the eligibility and contribution description below, the term “Company” includes McDonald’s Corporation and all participating employers.

Restaurant management employees and staff employees, (including part-time staff employees) are eligible to make 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. Vice Presidents and above, crew employees and interns are eligible to make 401(k) contributions after one year of eligibility service as defined by the Plan document. Restaurant management employees, who are not contributing to the Plan, are enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21. Matching contributions are provided to eligible employees after one year of eligibility service as defined by the Plan document.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Highly compensated employees under IRS rules are not able to make 401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits, and in addition, may contribute more than 50% if payroll tax and other withholding requirements are met. In accordance with Plan procedures, participants may roll over money into the Plan if it is from a: Qualified Plan, Section 403(b) tax-sheltered annuity plan, Section 457 deferred compensation plan of a state or local government entity, SIMPLE 401(k) plan, Section 403(a) annuity plan, Traditional IRA, SIMPLE IRA with at least two years participation, IRA set up to receive a distribution from an eligible employer plan or Federal thrift plan under section 7701(j).

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are the Growth Fund, Income Fund, Inflation Strategy Fund, Capital Preservation Fund, Large Cap Equity Index Fund, Small & Mid Cap Equity Index Fund, International Equity Index Fund, Bond Index Fund, Index Retirement Income Fund, Index 2010 Retirement Solutions Fund, Index 2015 Retirement Solutions Fund, Index 2020 Retirement Solutions Fund, Index 2025 Retirement Solutions Fund, Index 2030 Retirement Solutions Fund, Index 2035 Retirement Solutions Fund, Index 2040 Retirement Solutions Fund, Index 2045 Retirement Solutions Fund, Index 2050 Retirement Solutions Fund, Index 2055 Retirement Solutions Fund, Index 2060 Retirement Solutions Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. No more than 20% of a participant’s future 401(k) contributions may be invested in the McDonald’s Common Stock Fund.

The Company matches (after one year of eligibility service and attainment of age 21) $1 for every $1 of contributions to the Plan, up to a maximum of 6% of eligible compensation (as defined by the Plan). Prior to July 2018, ESOP shares, to the extent available, were used to make matching contributions.

A “true-up” calculation will be performed at the end of each calendar year and will be posted to participant accounts in January of the following year.

(continued)
6.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - DESCRIPTION OF PLAN (continued)

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock. A participant may change how his/her existing account balance is invested at any time, but a participant may not transfer any amount into and out of the same fund more than two times within any rolling 90-day period. Participants are always able to transfer out of any fund into the Capital Preservation Fund even if they exceed this limit. For participants who are automatically enrolled, all contributions to the Plan, both participant and Company contributions, are invested in the Income Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election. Effective July 1, 2019, for participants who are automatically enrolled, all contributions to the Plan, both participant and Company contributions, are invested in the age appropriate target date fund for participants that do not make an investment election.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and true-up match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Vesting: All participants’ accounts under the Plan are 100% vested.

Diversification: All participants can elect to fully diversify all accounts in the Plan.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus 1%. Principal and interest are paid ratably through payroll deductions. If a participant terminates with an unpaid loan exceeding $1,000 and does not take a full distribution, the participant has 90 days to pay off the loan in full or elect to use the direct debit feature and continue to make monthly payments for the remaining loan term.

Qualified Domestic Relations Orders (QDROs): QDROs received will undergo a QDRO review and will be charged a processing fee of $550 for each QDRO. The $550 fee will be subtracted from the divorced participant’s account unless the QDRO states the fee is to be split between the participant and the alternate payee.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by the Company are entitled to receive the balance in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1⁄2 unless an earlier distribution is elected.

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, are used to make a portion of the Company contribution.

(continued)
7.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - DESCRIPTION OF PLAN (continued)

In-Service Withdrawals: Participants 59 1⁄2 or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. Participants may also withdraw up to 100% of their ESOP, Profit Sharing, Investment Savings, Stock Sharing, and Rollover accounts at any time.

Pass Through Dividend Election: Participants may choose whether dividends earned on shares of McDonald’s common stock will be paid directly to them in cash or reinvested in their accounts in McDonald’s stock.

Voting: Participants may direct the Trustee to vote shares of McDonald’s stock credited to their accounts as well as those shares not voted by other participants held in the ESOP feature of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Other than fully benefit-responsive investment contracts, which are valued at contract value, the Plan’s investments are reported at fair value. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

(continued)
8.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following are descriptions of the valuation methods and assumptions used for investments of the Plan.

Cash: Interest Bearing Cash held at Northern Trust is valued at quoted market prices (level 1 inputs).

U.S. Treasury securities: Treasury securities are priced by a pricing vendor on the basis of bid or mid evaluations according to a region’s market convention using factors which include but are not limited to market quotations, yields, and maturities. The pricing vendors use proprietary methods to arrive at the evaluated price (level 2). These prices represent the price a dealer would pay for a security (typically in an institutional round lot).

Option Contracts: This asset type includes put and call options on Bonds, Commodities, Equities, Equity Index, Note/Bond Swap Futures, Over-The-Counter (“OTC”) Commodities, OTC Debt, OTC Equity Index and OTC Equity Options. Exchange trade options and futures are priced using an exchange disseminated price at the end of the trading day (Level 1).

ETF: An exchange-traded fund that holds assets such as stock, commodities, or bonds and is designed to trade close to its net asset value. The fair values of exchanges traded funds are determined by obtaining quoted prices on nationally recognized securities exchanges. (Level 1).

McDonald’s common stock: The fair values of publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1).

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investments objectives and underlying investments of the collective trusts vary, with some holding short-term investments for principal preservation, some holding securities of companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, some holding a blend of asset-backed securities and corporate bonds. Each collective trust, including target date funds, provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Target date funds seek to grow assets over a specified period and provide a blend of stability of principal and capital appreciation. The asset allocation of a target date fund gradually grows more conservative as the target date nears and risk tolerance falls. For target date funds, additional redemptions are made as of the valuation date on which such unit value is calculated at the Plan level, pursuant to notice or direction from the Trust to the Trustee at least fifteen business days before the valuation date (or as otherwise determined by the Trust or Trustee).

(continued)
9.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments measured at fair value on a recurring basis as of December 31, 2019 and 2018 are summarized below (amounts in thousands):

	Assets at Fair Value as of December 31, 2019
Investment Type	(Level 1)	(Level 2)	(Level 3)	Total
Cash	$602	$—	$—	$602
US Treasury securities	—	27,511	—	27,511
Option Contracts	(592)	—	—	(592)
ETF	89,284	—	—	89,284
McDonald’s Corp common stock	1,558,819	—	—	1,558,819

Total assets in the fair value hierarchy	1,648,113	27,511	—	1,675,624

Investments measured at net asset value (a)
Collective Trusts	—	—	—	1,505,315

Investments at fair value	$1,648,113	$27,511	$—	$3,180,939

	Assets at Fair Value as of December 31, 2018
Investment Type	(Level 1)	(Level 2)	(Level 3)	Total
Cash	$537	$—	$—	$537
US Treasury securities	—	27,431	—	27,431
Option contracts	(1,124)	—	—	(1,124)
ETF	80,781	—	—	80,781
McDonald’s Corp common stock	1,486,649	—	—	1,486,649

Total assets in the fair value hierarchy	1,566,843	27,431	—	1,594,274

Investments measured at net asset value (a)
Collective Trusts	—	—	—	1,303,336

Investments at fair value	$1,566,843	$27,431	$—	$2,897,610

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent as a practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(continued)
10.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Participant Loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS

The Plan investments include a Capital Preservation Fund, managed by GSAM Stable Value, LLC, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan participant withdrawals and administrative expenses. The Capital Preservation Fund holds the Short-Term Investment Fund (STIF) along with synthetic guaranteed investment contracts, which hold limited liability companies (LLC) and collective funds that invest in various fixed income securities. The STIF is valued at Net Asset Value amounting to $19,379,161 and $13,239,553 as of December 31, 2019 and 2018 respectively, and included within collective trusts in the ASC 820 fair value table in Note 2. The fair value of the limited liability companies is estimated using the Plan’s percentage ownership in the limited liability company based on the audited financial statements. These synthetic investment contracts are included in the financial statements at contract value except the STIF. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The synthetic investment contracts within the Capital Preservation Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances may include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to terminate a synthetic investment contract in order to switch to a different investment advisor or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the synthetic investment contract issuer’s underwriting criteria for issuance of a clone contract. The contracts may also limit the circumstances under which an issuer may terminate a synthetic investment contract. Examples of circumstances which would allow an issuer to terminate the contract include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If any one of these events were to occur, the issuer may terminate the contract at the market value of the underlying investments. Currently, the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The crediting rates are reviewed and reset on a monthly basis. The key factors that influence future crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(continued)
11.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 5 - ADMINISTRATIVE FEES

The investment management and advisory fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Administrative fees associated with the Plan are paid by the Company.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 24, 2013, that the Plan and related trust are designed, including amendments adopted through October 18, 2012, in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been restated, effective January 1, 2017, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they continue to believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by regulators and is currently under routine audit by the Department of Labor.

NOTE 7 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2019, the Plan received $38,476,985 in common stock dividends from the Company. For the year ended December 31, 2019 the realized gain and unrealized gain on the common stock was $63,264,798 and $104,224,891 respectively. The Plan held 7,888,360 and 8,372,186 shares as of December 31, 2019 and 2018 respectively. These transactions are related party transactions as defined by GAAP.

During 2019, fees totaling $2,657,652 were paid by the Plan to the managers of the investments held in the Plan and an advisor to Plan participants. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments issued by The Northern Trust Company or State Street Bank and Trust Company, therefore these transactions qualify as party-in-interest. The Plan holds investments issued by various investment managers of the Plan; these qualify as party-in-interest. A portion of the Plan’s assets are also invested in Company stock.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(continued)
12.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 9 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018 to net assets per the Form 5500 (amounts in thousands):

	2019	2018
Net assets available for benefits per the financial statements	$3,603,554	$3,327,779
Adjustment from contract value to fair value for fully benefit responsive investment contracts	6,249	(8,020)

Net assets per the Form 5500	$3,609,803	$3,319,759

Following is a reconciliation of the increase (decrease) in net assets available for benefits per the financial statements for the year ended December 31, 2019, to the net gain per the Form 5500 (amounts in thousands):

Increase in net assets available for benefits per the financial statements	$275,775
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2019	14,269

Net gain per the Form 5500	$290,044

NOTE 10 - SUBSEQUENT EVENTS

Effective January 1, 2020, the Plan has been amended and restated changing the Plan name to McDonald’s Corporation 401(k) Plan.

Effective January 1, 2020, Empower Retirement has replaced Alight Solutions as the recordkeeper.

Effective January 1, 2020, Morningstar has replaced Guided Choice as the managed account provider. Restaurant managers that were auto-enrolled into managed accounts were mapped into an age appropriate target date fund if they did not elect to opt-out. Participants that actively enrolled into managed accounts, were mapped over to Morningstar if they did not elect to opt out.

Effective January 1, 2020, QDRO fees have been reduced from $550 to $300.

Effective January 1, 2020, trading restrictions have changed from a rolling 90 days to a calendar quarter.

Effective January 1, 2020, the 20% limit on future employee contributions in Company stock has been removed.

Effective January 1, 2020, the loan term changed from 4.5 year to 5 years for the maximum loan period.

Effective March 26, 2020, Aon Hewitt Investment Consultants, Inc. has changed their name to Aon Investments USA, Inc.

(continued)
13.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 10 - SUBSEQUENT EVENTS (continued)

In January 2020, the World Health Organization had declared an outbreak of a novel coronavirus (COVID-19) as a pandemic resulting in adversely impacted global commercial activity and significant declines and volatility in financial markets resulting in economic uncertainties which may negatively impact investment performance across the globe. The outbreak presents uncertainty and risk with respect to the Plan’s performance and its financial results. The Plan’s investments as of June 8, 2020 are $3,510,527,476 (unaudited).

In March 2020, in response to the COVID-19 pandemic, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). The CARES Act allows the access to retirement savings and suspension of required minimum distributions. The Plan adopted the coronavirus-related distributions up to $100,000 per individual, the suspension of loan payments through the end of 2020, and the suspension of required minimum distributions in 2020.

Effective April 2020, a second loan feature was added to the Plan.

14.

MCDONALD’S CORPORATION, EIN 36-2361282

MCDONALD’S 401K PLAN, PLAN NUMBER 001

PLAN YEAR END DECEMBER 31, 2019

FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT END OF YEAR

(a)	(b) (c)	(d)	(e)

	IDENTITY OF ISSUER/DESCRIPTION	COST**	MARKET VALUE
	McDONALD’S CORPORATION COMMON STOCK
*	MC DONALDS CORP COM		1,133,850,610
*	MC DONALDS CORP COM		424,968,210

	SUBTOTAL – McDONALD’S CORPORATION STOCK		1,558,818,820

	ETF
	ISHARES CORE S P 500 ETF		89,283,737

	SUBTOTAL - ETF		89,283,737

	PARTICIPANT LOANS
*	PARTICIPANT LOANS (4.25%-6.5% 2019-2024)		20,986,568

	SUBTOTAL – PARTICIPANT LOANS		20,986,568

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
*	GOLDMAN SACHS ASSET MANAGEMENT INTERMEDIATE CORE FUND		114,619,278
*	LOOMIS INTERMEDIATE GOV/CREDIT FUND		83,513,751
*	WELLINGTON INTERMEDIATE CORE PORTFOLIO		90,745,133
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2019		784,967
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2020		25,510,274
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2021		25,608,986
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2022		25,504,776
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2023		25,489,255

	SUBTOTAL - SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		391,776,420

	COLLECTIVE TRUSTS
*	MFB NT COLLECTIVE ALL COUNTRY WORLD EX-US IMI FUND - NON LENDING		112,173,439
*	MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING		115,372,723
*	MFB NT COLLECTIVE S&P500 INDEX FUND-NON LENDING		419,439,990

15.

*	MFO AON HEWITT GLOBAL EQUITY CLASS I	247,425,044
*	MFO AON HEWITT INCOME CLASS I	158,062,322
*	MFO AON HEWITT INFLATION STRATEGY CLASS I	41,832,854
*	MFO JPMORGAN CORE DIVERSIFIED COMMERCIALPROPERTY FUND	84,554,065
*	MFO S&P 500 NON LENDING SER CL	26,727,443
*	MFO SSGA GLOBAL EQUITY EX USA INDEX NL SERIES CL A -	39,245,777
*	MFO SSGA REIT INDEX NON LENDING SERIES FUND CMX2	5,042,375
*	MFO SSGA RUSSELL SMALL/MID CAP INDEX NL SERIES FUND CLASS A	11,507,041
*	MFO STATE STREET BLOOMBERG ROLL SELECT COMMODITY INDEX	22,340,348
*	NT COLLECTIVE EXTENDED EQUITY INDEX FD -NONLENDING	168,275,306
*	MFO AON HEWITT INDEX RETIREMENT INCOME FUND - CLASS I	667,612
*	MFO AON HEWITT INDEX 2010 RETIREMENT SOLUTION - CLASS I	112,219
*	MFO AON HEWITT INDEX 2015 RETIREMENT SOLUTION - CLASS I	810,467
*	MFO AON HEWITT INDEX 2020 RETIREMENT SOLUTION - CLASS I	3,030,598
*	MFO AON HEWITT INDEX 2025 RETIREMENT SOLUTION - CLASS I	5,510,849
*	MFO AON HEWITT INDEX 2030 RETIREMENT SOLUTION - CLASS I	2,819,823
*	MFO AON HEWITT INDEX 2035 RETIREMENT SOLUTION - CLASS I	1,503,624
*	MFO AON HEWITT INDEX 2040 RETIREMENT SOLUTION - CLASS I	998,358
*	MFO AON HEWITT INDEX 2045 RETIREMENT SOLUTION - CLASS I	1,292,366
*	MFO AON HEWITT INDEX 2050 RETIREMENT SOLUTION - CLASS I	499,429
*	MFO AON HEWITT INDEX 2055 RETIREMENT SOLUTION - CLASS I	554,496
*	MFO AON HEWITT INDEX 2060 RETIREMENT SOLUTION - CLASS I	275,770
*	NORTHERN TRUST COLTV SHORT TERM INVT FD	35,240,585

	SUBTOTAL - COLLECTIVE TRUSTS	1,505,314,923

	OPTION CONTRACTS
	S&P WEEKLY INDEX OPTION CALL OPTION W/STK $3165.00 PER SHARE 31-DEC-2019	(109,395)
	S&P WEEKLY INDEX OPTION CALL OPTION W/STK $3190.00 PER SHARE 03-JAN-2020	(74,560)
	S&P WEEKLY INDEX OPTION CALL OPTION W/STK $3190.00 PER SHARE 30-DEC-2019	(53,040)
	S&P WEEKLY INDEX OPTION CALL OPTION W/STK $3200.00 PER SHARE 06-JAN-2020	(67,150)

16.

S&P WEEKLY INDEX OPTION CALL OPTION W/STK $3210.00 PER SHARE 08-JAN-2020	(55,520)
S&P WEEKLY INDEX OPTION CALL OPTION W/STK $3230.00 PER SHARE 10-JAN-2020	(38,320)
S&P WEEKLY INDEX OPTION CALL OPTION W/STK $3255.00 PER SHARE 13-JAN-2020	(22,590)
S&P WEEKLY INDEX OPTION CALL OPTION W/STK $3260.00 PER SHARE 15-JAN-2020	(22,015)
S&P WEEKLY INDEX OPTION CALL OPTION W/STK $3285.00 PER SHARE 17-JAN-2020	(12,580)
S&P WEEKLY INDEX OPTION CALL OPTION W/STK $3285.00 PER SHARE 22-JAN-2020	(15,725)
S&P WEEKLY INDEX OPTION CALL OPTION W/STK $3290.00 PER SHARE 21-JAN-2020	(12,155)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$3015.00 PER SHARE 08-JAN-2020	(1,952)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$3080.00 PER SHARE 10-JAN-2020	(4,760)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$3105.00 PER SHARE 15-JAN-2020	(9,860)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$3110.00 PER SHARE 13-JAN-2020	(8,280)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$3125.00 PER SHARE 22-JAN-2020	(18,445)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$3130.00 PER SHARE 21-JAN-2020	(17,595)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$3135.00 PER SHARE 17-JAN-2020	(16,235)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$3135.00 PER SHARE 24-JAN-2020	(23,205)
S&P 500 INDEX WEEKLY CALL OPTION W/STK $3310.00 PER SHARE 24-JAN-2020	(8,840)

SUBTOTAL - OPTION CONTRACTS	(592,222)

INTEREST-BEARING CASH
United States dollar - invested cash	602,058

SUBTOTAL - INTEREST-BEARING CASH	602,058

UNITED STATES TREASURIES
UNITED STATES TREAS BILLS 0% T-BILL 07-16-2020	8,189,921
UNITED STATES TREAS BILLS 12-03-2020 DTD 12/05/2019	6,853,760
UNITED STATES TREAS NTS DTD 1.5% 08-15-2020	7,943,789
UNITED STATES TREASSURY N/B T NOTE 1.5% 06-15-2020	4,523,409

SUBTOTAL - UNITED STATES TREASURIES	27,510,879

TOTAL ASSETS	3,593,701,183

*	Party in interest
**	Historical cost is disclosed only for nonparticipant-directed investments

17.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Crowe LLP Independent Registered Public Accounting Firm

18.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald’s Corporation 401(k) Plan (formerly known as McDonald’s 401k Plan)

Dated: June 11, 2020	By:	/s/ Karen Matusinec
	Name:	Karen Matusinec
	Title:	Corporate SVP – Treasurer

19.